Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 26, 2024

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

MBX Biosciences, Inc.

11711 N. Meridian Street, Suite 300

Carmel, Indiana 46032

Telephone: (317) 659-0200

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Torney, Angela Connell, Jimmy McNamara, Alan Campbell

RE: MBX Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-281764

CIK No. 0001776111

Rule 83 Confidential Treatment Request by MBX Biosciences, Inc.

Dear Ladies and Gentlemen:

On behalf of MBX Biosciences, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 17, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on March 22, 2024, amended by way of confidential submission on April 26, 2024, further amended by way of confidential submission on July 11, 2024, and subsequently publicly filed by the Company with the Commission on August 23, 2024 (File No. 333-281764) (the “Registration Statement”), we submit this supplemental letter to address comment 14 of the Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Richard Bartram before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.

14. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock, par value $0.0001 (“Common Stock”) to date, the estimated fair value of its Common Stock has been determined by the Company’s board of directors (the “Board”) as of the date of each equity award with input from management, considering the Company’s most recently available third-party valuations of its Common Stock, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have affected the fair value from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

The Company’s most recent third-party valuations of its Common Stock estimated fair value were as follows:

Date of Third-Party Valuation	Date of Board Approval	Estimated Fair Market Value of Common Stock per Share
November 7, 2022	November 7, 2022	$0.27	(1)
August 15, 2023	August 15, 2023	$0.65
January 31, 2024	January 31, 2024	$0.76
March 22, 2024	April 24, 2024	$0.87
August 2, 2024	August 2, 2024	$0.87

(1)

On November 7, 2022, the Board, with the assistance of a third-party valuation firm, determined the fair market value of the Common Stock to be $0.27. The fair market value of the Common Stock was subsequently reassessed as of November 7, 2022, solely for financial reporting purposes, to appropriately bifurcate upside and downside scenarios in accordance with the Practice Aid. As a result, the fair value of the Common Stock as of November 7, 2022 was determined to be $0.34, as compared to the $0.27 determined by the originally performed valuation for tax reporting purposes. This revaluation resulted in recognition of additional stock-based compensation expense. The exercise price for stock options granted from November 7, 2022 through April 19, 2023 was derived from the originally performed valuation.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

The following table summarizes by grant date the number of shares subject to awards granted between January 18, 2023 through the date of this letter, the per share exercise price of the awards and the fair value of Common Stock underlying the awards on each grant date:

Grant date	Number of shares subject options granted	Per share exercise price of options	Fair value per common share on grant date		Estimated fair value per option
January 18, 2023	35,000	$0.27	$0.34	(1)	$0.25	(2)
April 19, 2023	1,404,250	$0.27	$0.34	(1)	$0.25	(2)
August 15, 2023	17,057,250	$0.65	$0.65		$0.50	(2)
November 2, 2023	2,571,360	$0.65	$0.65		$0.50	(2)
January 31, 2024	3,675,056	$0.76	$0.76		$0.58	(2)
April 24, 2024	2,205,455	$0.87	$0.87		$0.71	(2)
August 2, 2024	4,298,500	$0.87	$0.87		$0.73	(2)

(1)

On November 7, 2022, the Board, with the assistance of a third-party valuation firm, determined the fair market value of the Common Stock to be $0.27. The fair market value of the Common Stock was subsequently reassessed as of November 7, 2022, solely for financial reporting purposes, to appropriately bifurcate upside and downside scenarios in accordance with the Practice Aid. As a result, the fair value of the Common Stock as of November 7, 2022 was determined to be $0.34, as compared to the $0.27 determined by the originally performed valuation for tax reporting purposes. This revaluation resulted in recognition of additional stock-based compensation expense. The exercise price for stock options granted from November 7, 2022 through April 19, 2023 was derived from the originally performed valuation.

(2)	The per share estimated fair value of options reflects the weighted-average fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.

The third-party valuations were performed in accordance with the guidance outlined in the Practice Aid. The Common Stock valuations were prepared using an option pricing method (“OPM”), a hybrid method of OPM and probability-weighted expected return method (“PWERM”) or the current value method (the “Current Value Method”). The OPM, the hybrid method and the Current Value method use market approaches to estimate the Company’s enterprise value.

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. When using the hybrid method, the third party valuations considered two future-event scenarios: an IPO scenario and an alternative exit scenario. The IPO scenario estimated an equity value based on the guideline public company method under a market approach. The guideline public companies considered for this scenario consist of biopharmaceutical companies with recently completed initial public offerings. The value of the shares under an initial public offering event scenario was determined according to the PWERM and the OPM scenario, using an appropriate time to a liquidity event, was used to estimate the fair value of the share class assuming the initial public offering event does not occur. In certain instances, the Precedent Transaction (“Backsolve”) Method was used to determine value of shares under an IPO scenario. The resulting share values under each scenario are weighted by their respective probabilities. The equity value for the alternative exit scenario was estimated using an enterprise value based on the price of a recently issued preferred securities and using the OPM method for allocation of value. The valuation utilized an option pricing model to quantify or attribute value to the economic rights of convertible preferred stock as compared to the common stock, such as liquidation preferences, dividend provisions, and participation rights after liquidation preferences. This method was determined to be the most appropriate valuation methodology based on the Company’s stage of development and other relevant factors. In determining the estimated fair value of the Common Stock, the Board also considered the fact that the Company’s stockholders could not freely trade the Common Stock in the public markets. Accordingly, discounts were applied to reflect the lack of marketability of the Common Stock based on the weighted-average expected time to liquidity.

The current value method, once the fair value of the enterprise is established, allocates value to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

In addition to considering the results of independent third-party valuations, the Committee considered various objective and subjective factors to determine the thresholds for the options of common stock as of each grant date, including:

•

the prices of the Company’s convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of the convertible preferred stock relative to those of the Common Stock;

•	the Company’s stage of development and business strategy and the material risks related to the business and industry;

•	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its drug candidates;

•	the Company’s results of operations and financial position, including levels of available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of the Common Stock as a private company;

•	the likelihood of achieving a liquidity event for the holders of Common Stock, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	trends and developments in the industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors; and

•	the economy in general.

The assumptions underlying these valuations are highly complex and subjective, and represent management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if the Company uses significantly different assumptions or estimates, the fair value of the Common Stock and the Company’s stock-based compensation expense could be materially different.

Once a public trading market for the Common Stock has been established in connection with the completion of this offering, it will no longer be necessary for the Board or the Committee to estimate the fair value of the Common Stock in connection with the Company’s accounting for granted stock options and other such awards the Company may grant, as the fair value of the Common Stock will be determined based on the quoted market price of the Common Stock.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

November 7, 2022 Valuation

The fair value of the Common Stock of $0.27 per share at November 7, 2022 was determined with the assistance of an independent third-party valuation firm and approved by the Board on July 11, 2023. This valuation was used to support the fair value of the Common Stock with respect to 35,000 options granted on January 18, 2023 and 1,404,250 options granted on April 19, 2023, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The valuation took into account the November 2022 close of the first tranche of the Company’s Series B preferred equity financing, including the conversion of convertible notes, where new and existing investors purchased approximately 53,118,933 shares of Series B preferred stock at a purchase price of $0.90 per share for total cash investment of approximately $46.5 million.

The November 7, 2022 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure, which indicated the implied value of the Common Stock of $0.27 per share. The equity value of the Company was determined using the market approach, specifically the recent transactions method that was based on the most recent round of financing completed by the Company in November 2022, including the probability of achieving certain milestones to trigger tranche 2 of the Series B equity financing. The [***]% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

The fair market value of the Common Stock was subsequently reassessed as of November 7, 2022, solely for financial reporting purposes, to appropriately bifurcate upside and downside scenarios in accordance with the Practice Aid. Management assumed a [***]% probability and applied a [***]% DLOM to the fair value of Common Stock in the upside scenario and assumed a [***]% probability and applied a [***]% DLOM to the fair value of Common Stock in the downside scenario. As a result, the fair value of the Common Stock as of November 7, 2022 was determined to be $0.34, as compared to the $0.27 determined by the originally performed valuation for tax reporting purposes. This revaluation resulted in recognition of additional stock-based compensation expense in each reporting period for which awards granted at this value have applicable stock-based compensation expense. The exercise price for stock options granted from November 7, 2022 through April 19, 2023 was derived from the originally performed valuation.

Between November 7, 2022 and August 15, 2023, the Company achieved certain milestones resulting in increased value as described in the section below.

August 15, 2023 Valuation

The fair value of the Common Stock of $0.65 per share at August 15, 2023 was determined with the assistance of an independent third-party valuation firm and approved by the Board on August 15, 2023. This valuation was used to support the fair value of the Common Stock with respect to 17,057,250 options granted on August 15, 2023 and 2,571,360 options granted on November 2, 2023, along with other factors determined by the Board to be relevant at the time of each such grant of options.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

The Board took into account the August 15, 2023 close of the second tranche of the Company’s Series B preferred equity financing, where new and existing investors purchased approximately 76,121,099 shares of Series B preferred stock at a purchase price of $0.90 per share for the total cash investment of approximately $68.5 million.

The August 15, 2023 valuation applied the hybrid method, a combination of the PWERM and OPM. Key assumptions used by the Company in the August 15, 2023 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM		Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability		Probability- Weighted Common Stock Value Per Share
IPO	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]
Alternative Exit	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]

The principal factors contributing to the increase in the fair value of Common Stock from the third-party valuation of November 7, 2022 to the third-party valuation of August 15, 2023 were as follows: i) The Company presented positive top line results for the MBX 2109 Phase 1 clinical trial; ii) the Company closed the second tranche of its Series B preferred financing for $68.5 million; and iii) the likelihood of a potential IPO scenario was given a [***]% probability.

January 31, 2024 Valuation

The fair value of the Common Stock of $0.76 per share at January 31, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on January 31, 2024. This valuation was used to support the fair value of the Common Stock with respect to 3,675,056 options granted on January 31, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

The January 31, 2024 valuation applied the hybrid method, a combination of the PWERM and OPM. Key assumptions used by the Company in the January 31, 2024 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM		Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability		Probability- Weighted Common Stock Value Per Share
IPO	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]
Alternative Exit	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]

The principal factors contributing to the increase in the fair value of Common Stock from the third-party valuation of August 15, 2023 to the third-party valuation of January 31, 2024 were as follows: The Company held a successful end of Phase 1 meeting with the U.S. Food & Drug Administration for the MBX 2109 program and the Company planned to hold an organizational meeting for an IPO and, as a result, the probability of the IPO scenario increased by [***]% to [***]%. Further, the discount for lack of marketability decreased by [***]% as the term to exit via an IPO scenario and the volatility each decreased.

March 22, 2024 Valuation

The fair value of the Common Stock of $0.87 per share at March 22, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on April 24, 2024. This valuation was used to support the fair value of the Common Stock with respect to 2,205,455 options granted on April 24, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The March 22, 2024 valuation applied the hybrid method, a combination of the PWERM and OPM. Key assumptions used by the Company in the March 22, 2024 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM		Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability		Probability- Weighted Common Stock Value Per Share
IPO	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]
Alternative Exit	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]

The principal factors contributing to the increase in the fair value of Common Stock from the third-party valuation of January 31, 2024 to the third-party valuation of March 22, 2024 were as follows: The Company confidentially filed a Form S-1 with the SEC on March 22, 2024 and, as a result, the probability of the IPO scenario increased by [***]% to [***]%. The discount for lack of marketability decreased by a further [***]% as the term to exit via an IPO scenario decreased.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

August 2, 2024 Valuation

The fair value of the Common Stock of $0.87 per share at August 2, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on August 2, 2024. This valuation was used to support the fair value of the Common Stock with respect to 4,298,500 options granted on August 2, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The August 2, 2024 valuation applied the hybrid method, a combination of the PWERM and OPM. The IPO scenario was calculated using a fully diluted Backsolve Method. Key assumptions used by the Company in the August 2, 2024 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM		Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability		Probability- Weighted Common Stock Value Per Share
IPO	$	[***]	n/a		$	[***]	[***]	%	$	[***]
Alternative Exit	$	[***]	[***]	%	$	[***]	[***]	%	$	[***]

The fair value of Common Stock from the third-party valuation of March 22, 2024 did not change to the third-party valuation of August 2, 2024. Despite the fair value of Common Stock remaining unchanged, the Company valuation increased due to the following factors: The Company closed a Series C financing for gross proceeds of $63.5 million and further correspondence and confidential filings with the SEC in relation to an IPO were undertaken during the period. As a result, the probability of the IPO scenario increased by [***]% to [***]%. The Series C financing resulted in an increase in the fully diluted number of shares and thus, offset the increase in total Company value as it relates to the fair value of Common Stock per share.

The Company does not intend to grant any additional equity awards leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

In connection with the proposed IPO, the Company intends to issue options to purchase [***] shares of Common Stock to certain employees, including certain of the Company’s executive officers, and options to purchase [***] shares of Common Stock to the Company’s non-employee directors; such figures are reflected on a pre-Stock Split basis and assume the number of shares outstanding following this offering will be equal to [***] on a pre-Stock Split basis based on an assumed Midpoint Price set forth in this letter. The effectiveness of this grant of stock options is contingent on, and effective immediately following, the effectiveness of the Registration Statement. The stock options will have a per share exercise price equal to initial public offering

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

price set forth on the cover page of the final prospectus included in the Registration Statement, which will be the fair market value of a share of our Common Stock on the grant date of the stock options. The stock options will be subject to the terms and conditions of the 2024 Stock Option and Incentive Plan, and the applicable stock option agreements thereunder, to be adopted in connection with the proposed IPO.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal quantitative determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to [***], the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biopharmaceutical sector; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the difference between the August 2, 2024 fair value determination of $0.87 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to August 2, 2024, the date of the Company’s most recent determination of the fair value of its Common Stock:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s valuation of the Common Stock as of August 2, 2024, which considered a potential alternative exit outcome. Specifically, in the August 2, 2024 third-party valuation, the probability weightings for the IPO and alternative exit scenarios were [***]% and [***]%, respectively. The IPO scenario for the August 2, 2024 valuation indicated a value of $[***], which is materially consistent with the low end of the Preliminary Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

•

The Preliminary Price Range assumes the conversion of all 244,489,099 of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Company’s Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the Common Stock.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Common Stock has been created, and, therefore, it excludes any DLOM of the Company’s Common Stock, which was taken into account in the Common Stock valuation dated August 2, 2024. The discount for lack of marketability in the valuation that was applied to the Alternative Exit scenario was [***]%.

•

Since August 2, 2024, the last date on which the Company referenced the August 2, 2024 valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including publicly filing the Registration Statement with the Commission on August 23, 2024.

•

The valuations of comparable companies that have completed or launched IPOs from May 2023 to date, which valuations reflected increases from the last rounds of private equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•

From April 4, 2024 to August 23, 2024 the Company conducted nearly [***] “testing-the-waters” meetings with prospective investors, wherein the Company received favorable feedback, and as a result, the Company elected to continue to pursue an IPO.

•

The Company continued to build its corporate and operational infrastructure and advance its program pipeline during the period from August 2, 2024 through August 23, 2024, including dosing the first subject in the 2109 Phase 2 clinical trial and hiring 3 employees.

•	The U.S. Food & Drug Administration approved the product of a competitor on August 9, 2024. This served as a clinical and regulatory de-risking event for the Company.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s Common Stock compared to that of a private company.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

Securities and Exchange Commission

August 26, 2024

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and significant judgments and estimates—Stock-based compensation expense—Determination of fair value of common stock” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*-*-*-*

If you have any questions or comments regarding the foregoing, or if there is any additional information that we may provide to assist the Staff’s review, please contact Edwin M. O’Connor at (212) 813-8853.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:	P. Kent Hawryluk, MBX Biosciences, Inc.

Richard Bartram, MBX Biosciences, Inc.

Mitchell S. Bloom, Esq, Goodwin Procter LLP

Daniel Hughes, Esq, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.